July 30, 2010

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                               Hospira, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 26, 2010

File No. 001-31946

Dear Mr. Riedler:

This letter responds to the Staff’s comment letter dated July 16, 2010 addressed to the undersigned regarding the above-referenced filings.  Set forth below is the response of Hospira, Inc. (the “Company”) to the Staff’s comment.

Item 1. Business

Quality Assurance, page 7

1.                                       We note your response to our prior comment 2.  Please confirm that when you provide more detail about the contents of the FDA’s Warning Letter that you will describe the deficiencies cited by the FDA regarding your corrective action plans and will specify the remediation activities that you have undertaken.  You should also provide a reference to the publicly available Warning Letter that appears on the FDA’s website.

As long as the Warning Letter remains applicable, the Company confirms that, in future periodic filings, it will describe i) the deficiencies cited by the U.S. Food and Drug Administration (“FDA”) related to the Company’s corrective action plans, and ii) its remediation activities.  The Company included this disclosure in its Form 10-Q for the quarter ended June 30, 2010 that it filed with the SEC on July 28, 2010 (“2010 Second Quarter Form 10-Q”).  This additional disclosure was included in Part I, Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations under

“Certain Quality and Product Related Matters,” which describes in more detail the Warning Letters applicable to the Company, as well as certain other product related matters.  In addition, the Company disclosed that the FDA’s Warning Letters are publicly available on the FDA’s website.

*                                         *                                         *

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact Brian Smith at 224-212-2851 or the undersigned at 224-212-2941.

Sincerely,

/s/ Thomas E. Werner
Thomas E. Werner
Senior Vice President, Finance and
Chief Financial Officer

cc:                                 Scot Foley

Daniel Greenspan